
April 29, 2024

Tim Hoi Ching
Chief Executive Officer
Raytech Holding Ltd
Unit 609, 6/F, Nan Fung Commercial Centre
No. 19 Lam Lok Street
Kowloon Bay, Hong Kong

> **Re: Raytech Holding Ltd**
> **Amendment No. 6 to Form F-1**
> **Filed April 26, 2024**
> **File No. 333-275197**

Dear Tim Hoi Ching:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment 6 to Form F-1

General

1. Please update your compensation disclosure to reflect the fiscal year ended March 31, 2024. Refer to Item 4 of Form 1-A and Item 6.B of Form 20-F.

2. Please update your disclosure as appropriate to reflect any recent developments that materially impact your business, financial condition, and/or results of operations.

Exhibit 23.1, page 1

3. We note that the consent references the audit report in amendment 6 to Form F-1. As amendment 6 does is an exhibits only amendment and therefore, does not include the audit report to which the consent refers, please revise. As an alternative, consider referring only to the audit report in the F-1 filing rather than to a specific amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arila Zhou